FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: October 31, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Six Months Ended September 30, 2013

2.	Notice relating to Distribution of Interim Dividends and Revision of Amount of Dividends Forecast for the Year Ending March 31, 2014

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2013

The consolidated financial information is prepared in accordance with accounting principles generally accepted in the United States of America.

1. Consolidated Financial Results for the Six Months Ended September 30, 2013

(1) Consolidated results of operations					(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Six Months ended September 30, 2013	699,663	15.0	58,203	124.8	69,053	93.3	42,930	69.2
Six Months ended September 30, 2012	608,431	0.7	25,891	(61.8)	35,732	(52.7)	25,371	(45.8)

(Note) Comprehensive income:

159,209 million yen for the six months ended September 30, 2013, 487.2% of change from previous year.

27,114 million yen for the six months ended September 30, 2012, 17.0% of change from previous year.

	Net income attributable to shareholders of Kyocera Corporation per share-Basic	Net income attributable to shareholders of Kyocera Corporation per share-Diluted
	Yen	Yen
Six Months ended September 30, 2013	117.02	117.02
Six Months ended September 30, 2012	69.15	69.15

At the meeting of the Board of Directors of Kyocera Corporation held on August 28, 2013, a resolution was made to undertake a stock split and a stock split at the ratio of two for one of all common shares was undertaken on October 1, 2013. “Net income attributable to shareholders of Kyocera Corporation per share–Basic” and “Net income attributable to shareholders of Kyocera Corporation per share–Diluted” are computed under the assumption that the stock split, which took effect on October 1, 2013, was undertaken at the beginning of the year ended March 31, 2013.

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation shareholders’ equity	Kyocera Corporation shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
September 30, 2013	2,479,047	1,861,819	1,788,714	72.2
March 31, 2013	2,282,853	1,714,942	1,646,157	72.1

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2013	—	60.00	—	60.00	120.00
Year ending March 31, 2014	—	80.00	—	40.00	—

(Note) The above “Year-end” dividend per share of 40.00 yen for the year ending March 31, 2014 is the forecast based on the number of shares after the stock split at the ratio of two for one of all common shares, which was undertaken on October 1, 2013. The forecast of “Annual” dividend for the year ending March 31, 2014 is essentially equal to the original forecast of 160.00 yen, which was previously announced on April 25, 2013, before the stock split.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2014

(% of change from previous year)

	Net sales		Profit from operations		Income before income taxes		Net income attributable to shareholders of Kyocera Corporation		Net income attributable to shareholders of Kyocera Corporation per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2014	1,430,000	11.7	140,000	82.0	150,000	48.0	96,000	44.4	261.67

(Note) Forecast of earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares outstanding during six months ended September 30, 2013. This average number of shares is calculated based on the number of shares after the stock split which took effect on October 1, 2013.

(Notes)

(1) Increase or decrease in significant subsidiaries during the six months ended September 30, 2013: None.

(2) Adoption of concise quarterly accounting method or procedure: None.

(3) Changes in accounting policies:

(i)	Changes due to adoption of new accounting standards: Please refer to the accompanying “3. OTHER INFORMATION” on page 16.

(ii)	Changes due to other than adoption of new accounting standards: None.

(4) Number of shares (common stock):

(i) Number of shares issued:

382,618,580 shares at September 30, 2013	382,618,580 shares at March 31, 2013

(ii) Number of treasury stock:

15,746,030 shares at September 30, 2013	15,738,940 shares at March 31, 2013

(iii) Average number of shares outstanding:

366,875,459 shares at September 30, 2013	366,885,860 shares at September 30, 2012

“Number of shares issued,” “Number of treasury stock” and “Average number of shares outstanding” are described under the assumption that the stock split, which took effect on October 1, 2013, was undertaken at the beginning of the year ended March 31, 2013.

Presentation of Situation of Review Procedure

The consolidated financial information included in this report is out of scope of review procedure under the Financial Instruments and Exchange Law of Japan. Review procedure under the Financial Instruments and Exchange Law of Japan has not been completed at the date of disclosure of this report.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 11.

Accompanying Information

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Six Months Ended September 30, 2013

Economic Situation and Business Environment

During the six months ended September 30, 2013 (“the first half”), the Japanese economy registered upward momentum amid expectations regarding the impact of governmental economic policy and financial measures, evident primarily in growth in exports and personal consumption coupled with revitalization of investment activity, particularly public investment. Overseas, the U.S. economy recovered moderately on the back of steady personal consumption and capital investment. Meanwhile, the European economy continued to stagnate, despite showing signs of bottoming out. While the Chinese economy continues to show rapid growth, the pace of this growth has begun to taper off.

In the digital consumer equipment market, which is the principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera”), shipment volume was down for conventional mobile phones, PCs and flat-screen TVs compared with the six months ended September 30, 2012 (“the previous first half”) while shipment volume of smartphones and tablet PCs increased. The solar energy market in Japan grew significantly compared with the previous first half due primarily to strong growth in demand in the public and commercial sectors.

Consolidated Financial Results

Consolidated net sales for the first half amounted to ¥699,663 million, an increase of ¥91,232 million, or 15.0%, compared with ¥608,431 million in the previous first half due to increased sales in the Applied Ceramic Products Group, particularly in the solar energy business, the Telecommunications Equipment Group and the Information Equipment Group combined with the effects of depreciation of the yen.

In terms of profit, Kyocera enhanced profitability in all reporting segments of the Components Business, primarily the Applied Ceramic Products Group, as a result of sales growth and improved productivity. Also, profit grew considerably due to the absence of the environmental remediation charge of ¥21.3 billion recorded in the previous first half at AVX Corporation, a U.S.-based consolidated subsidiary (please refer to “(3) Financial Settlement between AVX Corporation, the United States Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site” on page 8). Profit from operations increased by ¥32,312 million, or 124.8%, to ¥58,203 million, compared with ¥25,891 million in the previous first half. Income before income taxes increased by ¥33,321 million, or 93.3%, to ¥69,053 million, compared with ¥35,732 million in the previous first half, and net income attributable to shareholders of Kyocera Corporation increased by ¥17,559 million, or 69.2%, to ¥42,930 million, compared with ¥25,371 million in the previous first half.

Average exchange rates for the first half were ¥99 to the U.S. dollar, marking depreciation of ¥20 (approximately 25%) from ¥79 in the previous first half, and ¥130 to the Euro, marking depreciation of ¥29 (approximately 29%) from ¥101 in the previous first half. As a result, net sales and income before income taxes were pushed up by approximately ¥79 billion and ¥16 billion, respectively, compared with the previous first half.

	Six months ended September 30,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥608,431	100.0	¥699,663	100.0	¥91,232	15.0
Profit from operations	25,891	4.3	58,203	8.3	32,312	124.8
Income before income taxes	35,732	5.9	69,053	9.9	33,321	93.3
Net income attributable to shareholders of Kyocera Corporation	25,371	4.2	42,930	6.1	17,559	69.2
Diluted earnings per share attributable to shareholders of Kyocera Corporation	69.15	—	117.02	—	—	—
Average US$ exchange rate	79	—	99	—	—	—
Average Euro exchange rate	101	—	130	—	—	—

Note:

At the meeting of the Board of Directors of Kyocera Corporation held on August 28, 2013, a resolution was made to undertake a stock split and a stock split at the ratio of two for one of all common shares was undertaken effective on October 1, 2013. “Diluted earnings per share attributable to shareholders of Kyocera Corporation” is computed under the assumption that the stock split, which took effect on October 1, 2013, was undertaken at the beginning of the year ended March 31, 2013.

Consolidated Results by Reporting Segment

1) Fine Ceramic Parts Group

Sales in this reporting segment remained roughly unchanged from the previous first half due to growth in sales of components for automotive markets offset by a decline in component demand for the digital consumer equipment market, particularly flat-screen TVs and PCs. However, operating profit increased compared with the previous first half due mainly to the effect of a reduction in costs.

2) Semiconductor Parts Group

Sales and operating profit in this reporting segment increased compared with the previous first half due to growth in sales of ceramic packages for smartphones and increased demand for organic packages primarily for high-end servers.

3) Applied Ceramic Products Group

Sales in the solar energy business increased substantially in the public and commercial sectors in Japan, and, in addition, sales in the cutting tool business also increased in automotive related areas. As a result, sales in this reporting segment increased significantly over the previous first half. Operating profit increased compared with the previous first half due to higher sales in the solar energy business and the effects of a reduction in costs.

4) Electronic Device Group

Sales in this reporting segment increased compared with the previous first half due to growth in sales of capacitors and connectors, as well as the effect of the yen’s depreciation. Operating profit increased substantially compared with the previous first half due to the absence of the environmental remediation charge at AVX Corporation recorded in the previous first half as well as to the effects of higher sales and a reduction in costs.

5) Telecommunications Equipment Group

Sales in this reporting segment increased compared with the previous first half due primarily to growth in sales of mobile phones overseas on the back of vigorous new product introductions and an increase in the number of telecommunication carrier adopting Kyocera’s products. However, operating profit decreased compared with the previous first half due to the impact of fierce competition in the Japanese market.

6) Information Equipment Group

Sales volume increased mainly in Europe and Asia due to new product introductions as well as vigorous market cultivation and sales expansion activities. The depreciation of the yen also contributed to the increase in sales in this reporting segment compared with the previous first half. However, operating profit decreased compared with the previous first half due primarily to an increase in sales promotion costs.

7) Others

Sales in this reporting segment increased compared with the previous first half due mainly to an increase in sales at Kyocera Communication Systems Co., Ltd. Operating profit decreased, however, due to an increase in R&D expenses for the development of new technologies and new products.

Net Sales by Reporting Segment

	Six months ended September 30,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥38,399	6.3	¥38,187	5.5	¥(212)	(0.6)
Semiconductor Parts Group	82,483	13.6	87,063	12.4	4,580	5.6
Applied Ceramic Products Group	85,424	14.0	127,515	18.2	42,091	49.3
Electronic Device Group	140,815	23.1	147,451	21.1	6,636	4.7

Total Components Business	347,121	57.0	400,216	57.2	53,095	15.3
Telecommunications Equipment Group	84,333	13.9	96,557	13.8	12,224	14.5
Information Equipment Group	116,787	19.2	144,525	20.7	27,738	23.8

Total Equipment Business	201,120	33.1	241,082	34.5	39,962	19.9
Others	74,861	12.3	79,713	11.4	4,852	6.5
Adjustments and eliminations	(14,671)	(2.4)	(21,348)	(3.1)	(6,677)	—

Net sales	¥608,431	100.0	¥699,663	100.0	¥91,232	15.0

Operating Profit (Loss) by Reporting Segment
	Six months ended September 30,				Increase (Decrease)
	2012		2013
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Fine Ceramic Parts Group	¥4,535	11.8	¥5,762	15.1	¥1,227	27.1
Semiconductor Parts Group	13,862	16.8	16,041	18.4	2,179	15.7
Applied Ceramic Products Group	5,288	6.2	14,834	11.6	9,546	180.5
Electronic Device Group	(11,879)	—	14,662	9.9	26,541	—

Total Components Business	11,806	3.4	51,299	12.8	39,493	334.5
Telecommunications Equipment Group	801	0.9	266	0.3	(535)	(66.8)
Information Equipment Group	11,106	9.5	10,449	7.2	(657)	(5.9)

Total Equipment Business	11,907	5.9	10,715	4.4	(1,192)	(10.0)
Others	4,345	5.8	2,001	2.5	(2,344)	(53.9)

Operating profit	28,058	4.6	64,015	9.1	35,957	128.2
Corporate gains and equity in earnings of affiliates and an unconsolidated subsidiary	8,136	—	5,370	—	(2,766)	(34.0)
Adjustments and eliminations	(462)	—	(332)	—	130	—

Income before income taxes	¥35,732	5.9	¥69,053	9.9	¥33,321	93.3

*	% to net sales of each corresponding segment

Net Sales by Geographic Area

1) Japan

Sales in Japan for the first half increased compared with the previous first half due primarily to an increase in sales in the solar energy business in the public and commercial sectors.

2) Asia

Sales in Asia for the first half increased compared with the previous first half due to an increase in sales in the Electronic Device Group including connectors and capacitors, and in the Information Equipment Group, as well as to the effect of the yen’s depreciation.

3) Europe

Sales in Europe for the first half increased compared with the previous first half due primarily to an increase in sales in the Information Equipment Group affected by growth in sales volume of printers and multifunctional products and the yen’s depreciation.

4) United States of America

Sales in the United States of America for the first half increased compared with the previous first half due to sales growth in the Telecommunications Equipment Group resulting from increased sales volume of mobile phones, and to an increase in sales in the Information Equipment Group affected by growth in sales volume of printers and multifunctional products, as well as to the effect of the yen’s depreciation.

5) Others

Sales in Others for the first half increased compared with the previous first half due to an increase in sales in the Information Equipment Group and the Telecommunications Equipment Group.

	Six months ended September 30,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥274,848	45.2	¥299,430	42.8	¥24,582	8.9
Asia	112,735	18.5	139,201	19.9	26,466	23.5
Europe	93,226	15.3	114,119	16.3	20,893	22.4
United States of America	100,724	16.6	113,870	16.3	13,146	13.1
Others	26,898	4.4	33,043	4.7	6,145	22.8

Net sales	¥608,431	100.0	¥699,663	100.0	¥91,232	15.0

(2) Consolidated Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at September 30, 2013 increased by ¥11,489 million to ¥316,943 million from ¥305,454 million at March 31, 2013.

1) Cash flows from operating activities

Net cash provided by operating activities for the first half increased by ¥14,439 million to ¥74,465 million from ¥60,026 million for the previous first half. This was due mainly to that increases in net income and cash inflow adjustments related to receivables exceeded increases in cash outflow adjustments related to notes and accounts payables and other non-current liabilities.

2) Cash flows from investing activities

Net cash used in investing activities for the first half increased by ¥938 million to ¥53,767 million from ¥52,829 million for the previous first half. This was mainly because increases in payment for purchase of securities exceeded decreases in payments for acquisitions, an increase in withdrawal of time deposits and certificate of deposits and an increase in proceeds from sales and maturities of available-for-sale securities.

3) Cash flows from financing activities

Net cash used in financing activities for the first half increased by ¥2,090 million to ¥14,369 million from ¥12,279 million for the previous first half. This was due mainly to a decrease in proceeds from issuance of short-term debt.

	Six months ended September 30,
	2012	2013
	(Yen in millions)
Cash flows from operating activities	¥60,026	¥74,465
Cash flows from investing activities	(52,829)	(53,767)
Cash flows from financing activities	(12,279)	(14,369)
Effect of exchange rate changes on cash and cash equivalents	(6,689)	5,160
Net increase (decrease) in cash and cash equivalents	(11,771)	11,489
Cash and cash equivalents at beginning of period	273,288	305,454
Cash and cash equivalents at end of period	¥261,517	¥316,943

(3)  Financial Settlement between AVX Corporation, the United States Environmental Protection Agency and Commonwealth of Massachusetts regarding the New Bedford Harbor Superfund Site

On October 10, 2012, AVX Corporation (“AVX”), a consolidated subsidiary of Kyocera Corporation in the United States, and the United States Environmental Protection Agency and the Commonwealth of Massachusetts (the “Governments”) announced that they had reached a settlement with respect to the Governments’ ongoing clean-up of the New Bedford Harbor Superfund site in New Bedford, Massachusetts.

AVX’s involvement in this site arose from the operations of an alleged legal predecessor, Aerovox Corporation, which produced liquid filled capacitors adjacent to the harbor from the late 1930s through the early 1970s. Subsequent owners of the facility are dissolved or in bankruptcy. AVX itself never produced this type of capacitor, nor does it do so today.

Following legal action brought in 1983, AVX reached a settlement with the Governments with respect to their claims relating to harbor clean-up and alleged natural resource damages in 1992. That settlement was contained in a Consent Decree whereby AVX paid $72 million, including interest, toward the harbor clean-up and natural resource damages. That Consent Decree included reopener provisions allowing the Governments to institute new proceedings against AVX, including the right to seek to have AVX perform or pay for additional clean-up under certain circumstances.

On April 18, 2012, the United States Environmental Protection Agency issued to AVX a Unilateral Administrative Order directing AVX to perform the remainder of the harbor clean-up, pursuant to the reopener provisions referred to the above.

After settlement negotiations, including mediation, between the parties, the current settlement with the Governments was reached whereby AVX will pay $366.25 million, plus interest computed from August 1, 2012, in three installments over a two-year period for use by the Governments to complete the clean-up of the harbor, and the United States Environmental Protection Agency will withdraw the Unilateral Administrative Order.

The agreement is set forth in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the Governments’ right to invoke any clean-up reopener provisions in the future. The United States District Court approved the settlement on September 19, 2013. A third party has until November 18, 2013 to file an appeal of entry of the Supplemental Consent Decree.

On October 18, 2013, AVX paid the initial settlement payment of ¥13,068 million ($133.35 million), plus interest into a court-managed registry account. This payment and any other payments made by AVX into the registry account will be disbursed to the Governments upon finalization of any appeal processes.

AVX and Kyocera recorded a charge with respect to this matter of ¥7,900 million ($100 million) for the year ended March 31, 2012, and ¥21,300 million ($266.25 million) for the three months ended June 30, 2012, which were included in selling general and administrative expenses in the consolidated statements of income.

(4)  Acquisition of Shares of NEC Toppan Circuit Solutions, Inc.

Kyocera acquired 100% of the shares of NEC Toppan Circuit Solutions, Inc. (currently Kyocera Circuit Solutions, Inc.), a printed circuit board (“PCB”) manufacturing company, and made it a consolidated subsidiary as of October 1, 2013 in order to further strengthen and expand its organic substrate business. This company supplies high-density PCBs for a wide range of markets, from industrial applications to digital consumer equipment such as smartphones. It also possesses advanced technologies relating to low-profile substrates, enabling development of the world’s lowest profile component-embedded PCBs. Through this consolidation, Kyocera seeks to strengthen its development of new products by pursuing synergies with the technologies it already possessed, and to further expand sales by enhancing its sales network.

(5)  Consolidated Financial Forecasts for the Year Ending March 31, 2014

In the six months ending March 31, 2014 (“the second half”), Kyocera forecasts a continued increase in demand for solar energy systems and expects result from the Applied Ceramic Products Group to exceed its initial projections. In addition, the newly consolidated Kyocera Circuit Solutions, Inc. will begin contributing to Kyocera’s results from October 2013. Taking these factors into account, Kyocera has revised its consolidated sales forecasts announced in April 2013 for the year ending March 31, 2014, as follows. Based on the first half results and the outlook for the business environment in the second half, sales and profit forecasts for each of the consolidated reporting segments have been revised as well.

Kyocera has also revised its forecasts of average exchange rates for the second half from the projections announced in August 2013, from ¥95 to ¥97 against the U.S. dollar and from ¥123 to ¥130 against the Euro. As a result, full-year forecasts of average exchange rates for the year ending March 31, 2014 have been revised to ¥98 to the U.S. dollar and ¥130 to the Euro.

Kyocera will strive to continue securing orders, reducing costs and strengthening its development of new products by leveraging the overall capabilities of the Kyocera Group and will aim to achieve these full-year financial forecasts for the year ending March 31, 2014.

	Results for the year ended March 31, 2013		Forecasts for the year ending March 31, 2014 announced on				Increase (Decrease) to Results
			April 25, 2013 (Previous)		October 31, 2013 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,280,054	100.0	¥1,400,000	100.0	¥1,430,000	100.0	11.7
Profit from operations	76,926	6.0	140,000	10.0	140,000	9.8	82.0
Income before income taxes	101,363	7.9	150,000	10.7	150,000	10.5	48.0
Net income attributable to shareholders of Kyocera Corporation	66,473	5.2	96,000	6.9	96,000	6.7	44.4
Diluted earnings per share attributable to shareholders of Kyocera Corporation	181.18	—	261.67	—	261.67	—	—
Average US$ exchange rate	83	—	96	—	98	—	—
Average Euro exchange rate	107	—	124	—	130	—	—

Notes:

(1)	“Diluted earnings per share attributable to shareholders of Kyocera Corporation” announced on October 31, 2013 (Revised) is computed based on the average number of shares outstanding during the six months ended September 30, 2013.
(2)	“Diluted earnings per share attributable to shareholders of Kyocera Corporation” is computed under the assumption that the stock split, which took effect on October 1, 2013, was undertaken at the beginning of the year ended March 31, 2013.
(3)	“Diluted earnings per share attributable to shareholders of Kyocera Corporation” and “Average exchange rates against the U.S. dollar and the Euro” as set forth in the previous forecast, have been revised on August 1, 2013.

Net Sales by Reporting Segment

	Results for the year ended March 31, 2013		Forecasts for the year ending March 31, 2014 announced on				Increase (Decrease) to Results
			April 25, 2013 (Previous)		October 31, 2013 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Fine Ceramic Parts Group	¥74,852	5.9	¥82,500	5.9	¥82,500	5.8	10.2
Semiconductor Parts Group	167,241	13.1	192,500	13.8	199,000	13.9	19.0
Applied Ceramic Products Group	211,439	16.5	227,000	16.2	257,000	18.0	21.5
Electronic Device Group	271,570	21.2	282,000	20.1	282,000	19.7	3.8

Total Components Business	725,102	56.7	784,000	56.0	820,500	57.4	13.2
Telecommunications Equipment Group	177,314	13.8	191,000	13.6	193,000	13.5	8.8
Information Equipment Group	250,534	19.6	280,000	20.0	290,000	20.3	15.8

Total Equipment Business	427,848	33.4	471,000	33.6	483,000	33.8	12.9
Others	159,902	12.5	176,000	12.6	173,000	12.1	8.2
Adjustments and eliminations	(32,798)	(2.6)	(31,000)	(2.2)	(46,500)	(3.3)	—

Net sales	¥1,280,054	100.0	¥1,400,000	100.0	¥1,430,000	100.0	11.7

Operating Profit (Loss) by Reporting Segment

	Results for the year ended March 31, 2013		Forecasts for the year ending March 31, 2014 announced on				Increase (Decrease) to Results
			April 25, 2013 (Previous)		October 31, 2013 (Revised)
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Fine Ceramic Parts Group	¥7,614	10.2	¥12,000	14.5	¥13,000	15.8	70.7
Semiconductor Parts Group	30,379	18.2	36,000	18.7	32,000	16.1	5.3
Applied Ceramic Products Group	17,924	8.5	24,000	10.6	29,600	11.5	65.1
Electronic Device Group	(4,014)	—	28,200	10.0	28,000	9.9	—

Total Components Business	51,903	7.2	100,200	12.8	102,600	12.5	97.7
Telecommunications Equipment Group	1,340	0.8	6,400	3.4	5,000	2.6	273.1
Information Equipment Group	21,750	8.7	28,000	10.0	25,000	8.6	14.9

Total Equipment Business	23,090	5.4	34,400	7.3	30,000	6.2	29.9
Others	10,542	6.6	8,600	4.9	6,400	3.7	(39.3)

Operating profit	85,535	6.7	143,200	10.2	139,000	9.7	62.5
Corporate and others	15,828	—	6,800	—	11,000	—	(30.5)

Income before income taxes	¥101,363	7.9	¥150,000	10.7	¥150,000	10.5	48.0

*	% to net sales of each corresponding segment

Note:   Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2013		September 30, 2013		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥305,454		¥316,943		¥11,489
Short-term investments in debt securities	43,893		86,530		42,637
Other short-term investments	179,843		157,483		(22,360)
Trade notes receivables	27,061		24,880		(2,181)
Trade accounts receivables	268,927		259,628		(9,299)
Less allowances for doubtful accounts and sales returns	(4,705)		(4,791)		(86)
Inventories	296,450		321,380		24,930
Advance payments	65,812		63,291		(2,521)
Deferred income taxes	47,349		45,571		(1,778)
Other current assets	38,299		40,395		2,096

Total current assets	1,268,383	55.6	1,311,310	52.9	42,927

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	506,490		659,020		152,530
Other long-term investments	12,661		13,553		892

Total investments and advances	519,151	22.7	672,573	27.1	153,422

Property, plant and equipment:
Land	61,808		62,691		883
Buildings	323,014		333,265		10,251
Machinery and equipment	788,692		809,353		20,661
Construction in progress	13,546		9,186		(4,360)
Less accumulated depreciation	(918,236)		(945,320)		(27,084)

Total property, plant and equipment	268,824	11.8	269,175	10.9	351

Goodwill	103,425	4.5	107,298	4.3	3,873
Intangible assets	54,583	2.4	55,197	2.2	614
Other assets	68,487	3.0	63,494	2.6	(4,993)

Total non-current assets	1,014,470	44.4	1,167,737	47.1	153,267

Total assets	¥2,282,853	100.0	¥2,479,047	100.0	¥196,194

	March 31, 2013		September 30, 2013		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥3,135		¥2,720		¥(415)
Current portion of long-term debt	9,817		10,482		665
Trade notes and accounts payable	111,249		124,513		13,264
Other notes and accounts payable	52,018		44,310		(7,708)
Accrued payroll and bonus	52,420		54,934		2,514
Accrued income taxes	22,214		16,870		(5,344)
Other accrued liabilities	39,135		52,871		13,736
Other current liabilities	36,642		30,574		(6,068)

Total current liabilities	326,630	14.3	337,274	13.6	10,644

Non-current liabilities:
Long-term debt	20,855		21,830		975
Accrued pension and severance liabilities	36,322		34,791		(1,531)
Deferred income taxes	146,229		194,866		48,637
Other non-current liabilities	37,875		28,467		(9,408)

Total non-current liabilities	241,281	10.6	279,954	11.3	38,673

Total liabilities	567,911	24.9	617,228	24.9	49,317

Kyocera Corporation shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	163,062		163,091		29
Retained earnings	1,368,512		1,400,436		31,924
Accumulated other comprehensive income	50,138		160,779		110,641
Common stock in treasury, at cost	(51,258)		(51,295)		(37)

Total Kyocera Corporation shareholders’ equity	1,646,157	72.1	1,788,714	72.2	142,557

Noncontrolling interests	68,785	3.0	73,105	2.9	4,320

Total equity	1,714,942	75.1	1,861,819	75.1	146,877

Total liabilities and equity	¥2,282,853	100.0	¥2,479,047	100.0	¥196,194

Note: Accumulated other comprehensive income is as follows:

	March 31, 2013	September 30, 2013	Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥135,248	¥227,396	¥92,148
Net unrealized losses on derivative financial instruments	(68)	(242)	(174)
Pension adjustments	(23,415)	(23,919)	(504)
Foreign currency translation adjustments	(61,627)	(42,456)	19,171

Total	¥50,138	¥160,779	¥110,641

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Six months ended September 30,				Increase (Decrease)
	2012		2013
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥608,431	100.0	¥699,663	100.0	¥91,232	15.0
Cost of sales	451,798	74.3	518,916	74.2	67,118	14.9

Gross profit	156,633	25.7	180,747	25.8	24,114	15.4
Selling, general and administrative expenses	130,742	21.4	122,544	17.5	(8,198)	(6.3)

Profit from operations	25,891	4.3	58,203	8.3	32,312	124.8
Other income (expenses) :
Interest and dividend income	7,305	1.2	8,692	1.2	1,387	19.0
Interest expense	(861)	(0.2)	(1,022)	(0.1)	(161)	—
Foreign currency transaction gains, net	2,350	0.4	1,768	0.3	(582)	(24.8)
Other, net	1,047	0.2	1,412	0.2	365	34.9

Total other income (expenses)	9,841	1.6	10,850	1.6	1,009	10.3

Income before income taxes	35,732	5.9	69,053	9.9	33,321	93.3
Income taxes	11,877	2.0	23,281	3.4	11,404	96.0

Net income	23,855	3.9	45,772	6.5	21,917	91.9
Net income attributable to noncontrolling interests	1,516	0.3	(2,842)	(0.4)	(4,358)	—

Net income attributable to shareholders of Kyocera Corporation	¥25,371	4.2	¥42,930	6.1	¥17,559	69.2

Earnings per share:
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥69.15		¥117.02
Diluted	69.15		117.02
Average number of shares of common stock outstanding:
Basic	366,886		366,875
Diluted	366,886		366,875

Notes:

(1)	Basic earnings per share attributable to shareholders of Kyocera Corporation was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.
(2)	“Net income attributable to shareholders of Kyocera Corporation” and “Average number of shares of common stock outstanding” are computed under the assumption that the stock split, which took effect on October 1, 2013, was undertaken at the beginning of the year ended March 31, 2013.

Consolidated Statements of Comprehensive Income

	Six months ended September 30,		Increase (Decrease)
	2012	2013
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥23,855	¥45,772	¥21,917

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities	25,009	92,150	67,141
Net unrealized gains (losses) on derivative financial instruments	100	(156)	(256)
Pension adjustments	(404)	(511)	(107)
Foreign currency translation adjustments	(21,446)	21,954	43,400

Total other comprehensive income (loss)	3,259	113,437	110,178

Comprehensive income	27,114	159,209	132,095
Comprehensive income (loss) attributable to noncontrolling interests	4,123	(5,625)	(9,748)

Comprehensive income attributable to shareholders of Kyocera Corporation	¥31,237	¥153,584	¥122,347

(3) Notes to the consolidated financial statements

Cautionary Statement for Premise of a Going Concern

None.

Cautionary Statement for Significant Changes in Equity

None.

3. OTHER INFORMATION

Changes in accounting policies

Recently Adopted Accounting Standards

On April 1, 2013, Kyocera adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Update (ASU) No. 2011-10, “Derecognition of in Substance Real Estate—a Scope Clarification.” This accounting standard requires the reporting entity to apply the guidance in Accounting Standards Codification (ASC) 360-20, “Property, Plant, and Equipment—Real Estate Sales” to determine whether it should derecognize the in substance real estate when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2013, Kyocera adopted the FASB’s ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. As this accounting standard did not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On July 17, 2013, Kyocera adopted the FASB’s ASU No. 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” This accounting standard permits an entity to use the Fed Funds Effective Swap Rate (Overnight Index Swap Rate) as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

October 31, 2013

To All Persons Concerned,

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Goro Yamaguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

Notice relating to Distribution of Interim Dividends and Revision of Amount of

Dividends Forecast for the Year Ending March 31, 2014

This is to advise you that Kyocera Corporation (the “Company”) has adopted a resolution at a meeting of its Board of Directors held on October 31, 2013 in respect of its payment of interim dividends, as set forth below. The Company has also decided to revise its forecast of the total amount of its dividends for the year ending March 31, 2014.

1. Interim dividends

The Company determined the amounts of its dividends as set forth below, based on its basic profit allocation policy.

	Determined Amount	Most Recent Forecast (Published on April 25, 2013)	Interim Dividends in the Year ended March 31, 2013
Record Date	September 30, 2013	September 30, 2013	September 30, 2012
Dividend per Share	¥80	—	¥60
Total Amount of Dividends	¥14,675 million	—	¥11,006 million
Effective Date	December 5, 2013	—	December 5, 2012
Source of Dividends	Retained earnings	—	Retained earnings

2. Dividend Forecast

The Company undertook a stock split at a ratio of 2 for 1 in respect of all shares of its common stock as of October 1, 2013.

The forecast previously published was based on the number of shares of common stock prior to this stock split. The dividend forecast for the year ending March 31, 2014, taking into account the stock split, is as follows. Please note that this revision is made only in association with the stock split, and there is no substantive change in the forecast for the annual total dividends from the forecast previously published.

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	Dividends per Share (yen)
	As of end of semi-annual period		As of end of the year ending March 31, 2014		Annual total dividends
Forecast previously published	—		—		¥160
Current revision	—		¥40	*[2]	—
Dividend resolved to be paid for the year ending March 31, 2014	¥80	*[1]	—		—
Dividends for the year ended March 31, 2013	¥60		¥60		¥120

*1: Dividend amount per share is based on number of shares prior to stock split.

*2: Dividend amount per share is based on number of shares after stock split.

3. References

1) Dividends paid for the year ended March 31, 2013 and forecast for the year ending March 31, 2014 based on the number of shares prior to the stock split are as follows:

	Dividends per Share (yen)
	As of end of semi-annual period		As of end of the year ending March 31, 2014	Annual total dividends
Forecast for the year ending March 31, 2014	¥80	*[3]	¥80	¥160
Dividends for the year ended March 31, 2013	¥60		¥60	¥120

*3: As resolved by the Board of Directors of the Company.

2) Financial forecast for the year ending March 31, 2014

	Net Sales	Profit from operations	Income before income taxes	Net income attributable to shareholders of Kyocera Corporation
	(Yen in millions)
Current forecast (Published on October 31, 2013)	1,430,000	140,000	150,000	96,000
Previous forecast (Published on April 25, 2013)	1,400,000	140,000	150,000	96,000
Results for the year ended March 31, 2013	1,280,054	76,926	101,363	66,473

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Forward-Looking Statements

Certain statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including the yen’s appreciation or depreciation, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	Shortages and rising costs of electricity affecting our production and sales activities;

(8)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(9)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(10)	Inability to secure skilled employees, particularly engineering and technical personnel;

(11)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(12)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(13)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(14)	Unintentional conflict with laws and regulations, or the possibility that newly enacted laws and regulations may limit our business operations;

(15)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(16)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(17)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(18)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(19)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(20)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(21)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

3